

Mail Stop 3561

March 17, 2010

Via U.S. Mail

William A. Smith II
Vice President, General Counsel and Secretary
Metals USA Holdings Corp.
One Riverway, Suite 1100
Houston, TX 77056

Re: Metals USA Holdings Corp.
Amendment No. 6 to Registration Statement on Form S-1
Filed on March 8, 2010
File No. 333-150999

Dear Mr. Smith:

        We have reviewed your responses to the comments in our letter dated February 26, 2010 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing provided by counsel.

Registration Statement on Form S-1

Prospectus Summary, page 1

   1.   We note you moved your discussion of the difficult economic environment and the trends in the steel industry to later in the summary. Consider moving the description of the downturn in metal demand and the overall metal industry to one of your forefront paragraphs in the summary. This description may provide investors a clearer description of the industry and your recent developments.

Our Company, page 1

   2.   Refer to the fourth paragraph. You include cash flow and net debt at December 31, 2009, but it is unclear what the December 31, 2008

comparison is to. Also, if you include cash flow from operations, for instance, for one year, please also include the previous year as a comparison.

Competitive Strengths, page 6

3.   Compare the disclosure on page 6 stating that your size and access to credit allows you to take advantage of investments and acquisitions with the disclosure on page 56 which states that as of December 31, 2009, you were unable to incur any additional indebtedness as a result of your inability to satisfy the terms of the negative covenants in your debt agreements. Revise to explain the inconsistency or advise. As appropriate, make similar changes to the Business section.

4.   We note the disclosure on page 7 which states that your products exhibit diverse and cyclical trends. As the disclosure suggested that some of your products may benefit from the cyclical downturn of the metal industry, revise to describe how you benefit from such diversity and cyclical trends. Revise the Business section accordingly.

Risks related to our business, page 16

5.   Clarify what is meant by a "new high point" in the cycle by including a discussion of the cycle, and where we are in the cycle, so that investors can assess the risk.

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kristin Shifflett at (202) 551-3381 or David Humphrey at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Nguyen at (202) 551-3642 or me at (202) 551-3313 with any other questions.

Regards,

Susan Block
Attorney-Advisor

cc: Andrew J. Nussbaum, Esq.
        Wachtell, Lipton, Rosen & Katz LLP
        via facsimile: (212) 403-2000